STATEMENT OF INVESTMENTS
Dreyfus Appreciation Fund, Inc.
September 30, 2006 (Unaudited)

Common Stocks--99.5%	Shares	Value ($)
Consumer Discretionary--17.3%		
Altria Group	3,515,000	269,073,250
CBS, Cl. B	350,000	9,859,500
Christian Dior	550,000 a	57,261,056
Hilton Hotels	700,000	19,495,000
Home Depot	1,200,000	43,524,000
McDonald's	1,175,000	45,966,000
McGraw-Hill Cos.	2,150,000	124,764,500
News, Cl. A	5,156,708 a	101,329,312
News, Cl. B	240,000 a	4,953,600
Target	950,000	52,487,500
Viacom, Cl. B	190,000 b	7,064,200
		735,777,918
Consumer Staples--20.7%		
Anheuser-Busch Cos.	990,000	47,034,900
Coca-Cola	3,140,000	140,295,200
Estee Lauder Cos., Cl. A	790,000	31,860,700
Nestle, ADR	1,250,000	108,950,000
PepsiCo	2,050,000	133,783,000
Procter & Gamble	2,600,000	161,148,000
SYSCO	750,000 a	25,087,500
Wal-Mart Stores	1,630,000	80,391,600
Walgreen	2,850,000	126,511,500
Whole Foods Market	400,000 a	23,772,000
		878,834,400
Energy--19.7%		
BP, ADR	1,604,000	105,190,320
Chevron	2,600,000	168,636,000
ConocoPhillips	1,950,000	116,083,500
Exxon Mobil	3,969,598	266,360,026
Halliburton	450,000 a	12,802,500
Occidental Petroleum	1,000,000	48,110,000
Royal Dutch Shell, Cl. A, ADR	700,000	46,270,000
Total, ADR	1,150,000 a	75,831,000
		839,283,346
Financial--17.9%		
American Express	1,450,000	81,316,000
American International Group	750,000	49,695,000
Ameriprise Financial	550,000	25,795,000
Bank of America	1,800,000	96,426,000
Berkshire Hathaway, Cl. A	400 b	38,320,000
Citigroup	3,530,333	175,351,640
HSBC Holdings, ADR	800,000 a	73,224,000
JPMorgan Chase & Co.	1,925,000	90,398,000
Merrill Lynch & Co.	1,050,000	82,131,000
SunTrust Banks	625,000	48,300,000
		760,956,640
Health Care--10.0%		
Abbott Laboratories	1,300,000	63,128,000
Eli Lilly & Co.	750,000 a	42,750,000
Johnson & Johnson	1,900,000	123,386,000
Merck & Co.	480,000	20,112,000

Pfizer	3,125,000	88,625,000
Roche Holding, ADR	600,000	51,864,000
UnitedHealth Group	750,000	36,900,000
		426,765,000
Industrial--7.3%		
Emerson Electric	880,000	73,796,800
General Electric	5,450,000	192,385,000
United Parcel Service, Cl. B	600,000	43,164,000
		309,345,800
Information Technology--5.7%		
Automatic Data Processing	700,000	33,138,000
Intel	7,050,000	145,018,500
Microsoft	2,400,000	65,592,000
		243,748,500
Materials--.9%		
Arkema, ADR	28,750 a,b,c	1,356,597
Praxair	625,000	36,975,000
		38,331,597
Total Common Stocks		
(cost $2,836,348,501)		**4,233,043,201**

Other Investment--.6%		
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $27,201,000)	27,201,000 d	**27,201,000**

Investment of Cash Collateral		
for Securities Loaned--2.1%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $90,155,073)	90,155,073 d	**90,155,073**

Total Investments (cost $2,953,704,574)	**102.2%**	**4,350,399,274**
Liabilities, Less Cash and Receivables	**(2.2%)**	**(92,495,126)**
Net Assets	**100.0%**	**4,257,904,148**

ADR - American Depository Receipts

a   All or a portion of these securities are on loan. At September 30, 2006, the total market value of the fund's securities
on loan is $87,237,800 and the total market value of the collateral held by the fund is $90,155,073.

b   Non-income producing security.

c   The value of this security has been determined in good faith under the direction of the Board of Directors.

d   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.